Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, D.C. 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

July 24, 2018

Via EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	AB Corporate Shares AB Income Shares Post-Effective Amendment No. 32 File Nos. 333-112207 and 811-21497

Dear Mr. Oh:

This letter responds to comments of the staff of the Securities and Exchange Commission (the "Staff") to the above-referenced post-effective amendment to the registration statement filed on May 11, 2018 (the "Post-Effective Amendment"), on Form N-1A for AB Income Shares (the "Fund"), a series of AB Corporate Shares ("Registrant"). You provided the Staff's comments to me by telephone on June 25, 2018.

The Staff's comments and Registrant's responses thereto are discussed below. The changes referenced in the responses will be reflected in a Rule 497 filing made prior to the commencement of Fund operations.

General

Comment 1:	Please ensure that the facing sheet of Registrant's next post-effective amendment includes the following: (1) the approximate date of the proposed public offering and (2) the title of the securities being registered and appropriate related disclosure.

Response:	The facing sheet of the Post-Effective Amendment indicated that the approximate date of the proposed public offering of the Fund's shares subject to registration would be 75 days after the filing of the Post-Effective Amendment, and that shares of AB Income Shares are being registered.

Comment 2:	Include ticker symbols on the cover page of the Prospectus.

Response:	The ticker symbols will be included on the cover page of the final Prospectus, which will be included in the Rule 497 filing.

Prospectus

Summary Information

Comment 3:	The Fund's investment objective (total returns from price appreciation and income) is incongruous with the principal strategies disclosed for the Fund, a bond fund. Provide disclosure of additional strategies (and attendant risks) that support achievement of price appreciation as part of the Fund's investment objective.

Response:	Registrant believes that the Fund's principal strategies, as reflected in the Prospectus, are consistent with its objective to maximize total returns from price appreciation and income.

The Fund's disclosure under "Principal Strategies" states that the Fund may invest in a broad range of fixed-income securities, including domestic and foreign securities (including securities in emerging markets); investment grade and non-investment grade securities; corporate debt securities and sovereign debt securities; and in derivatives. The Prospectus also indicates that the Fund may invest in fixed-income securities of any maturity and duration.

This investment mandate permits the Adviser to employ a wide range of strategies and draw from multiple sources of potential return in order to seek fixed income securities with the potential for price appreciation and that the Adviser may subsequently sell – not an uncommon strategy for fixed income funds with a stated objective to seek total return. Disclosure under "Principal Strategies" notes that the Fund selects securities for purchase or sale based on, among other things, the securities' return characteristics as well as the securities' impact on the overall return characteristics of the Fund.

Comment 4:	The Staff notes that the disclosure indicates that the Fund pays no management fees and that the Adviser pays "Other Expenses" of the Fund subject to certain exceptions. The Staff further notes that the footnote to the Example indicates that the Example does not reflect fees paid at the wrap fee program or fee-based account level.
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The disclosure in the fee and expense table and Example should be reviewed and language should be added to indicate that if charges from the program or account were included, then the expenses shown would be higher. Note that disclosures used in variable insurance product prospectuses may serve as a helpful model.

Response:	Registrant notes that it has previously revised disclosure in this prospectus section for a similar series of the Registrant, AB Impact Municipal Income Shares ("Impact Municipal"), in response to extensive Staff review and comment. That disclosure served as the basis for disclosure for the Fund. The Registrant refers the Staff to the following correspondence related to the prospectus disclosure for Impact Municipal:

• Correspondence dated and filed on August 25, 2017, Accession No.: 0000919574-17-006386 • Correspondence dated and filed on July 26, 2017, Accession No.: 0000919574-17-005603

In addition, Registrant notes that disclosure of the Fund in footnotes (a) and (c) to the fee and expense table indicates that investors pay fees and expenses separately at the program or account level.

The Prospectus will not be revised in response to this comment.

Comment 5:	Under "Principal Strategies," consider disclosing what percentage of the Fund's assets may be invested in particular instruments or asset classes. Such disclosure would be helpful to investors.

Response:	The Fund has not adopted specific limits on its investments and seeks to maintain investment flexibility to modify the Fund's portfolio based on, among other things, the Adviser's assessment of investment opportunities consistent with the Fund's objective and changing market and other conditions. The Prospectus will not be revised in response to this comment.

Comment 6:	Disclosure under "Principal Strategies" references the Fund's flexibility to invest in emerging market countries. Please disclose the method for determining how a country is determined to be an emerging market country.

Response:	The section "Additional Risks and Other Considerations – Foreign (Non-U.S.) Securities" discloses how the Adviser determines emerging market countries, which includes reference to classifications by the World Bank.

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Comment 7:	Under "Principal Strategies," there is an initial reference to higher-yielding debt securities in the first sentence and then later a more detailed reference to lower-rated securities. The reference to these securities should include disclosure indicating that these securities are commonly referred to as "junk bonds."

Response:	The Prospectus will be revised in response to this comment.

Comment 8:	The disclosure under "Principal Strategies" references investment in "mortgage-related securities." Disclose supplementally to the Staff whether this includes lower-rated mortgage-related securities; if so, disclose the anticipated extent of investment of Fund assets into such securities. The Staff may provide additional comments based on this response.

Response:	The Fund may invest in lower-rated mortgage-related securities, but such investments are not expected at this time to constitute more than a de minimis amount of the Fund's investments in mortgage-related securities. Therefore, lower-rated mortgage-related securities are not described under "Principal Strategies".

Comment 9:	The disclosure states that the Fund may make short sales of securities or maintain a short position. Please confirm supplementally to the Staff that expenses associated with short sales (e.g., dividends paid on stocks sold short) will be included in the fee table if appropriate.

Response:	The Fund confirms that expenses associated with short sales will be included in the fee table to the extent applicable.

Comment 10:	As described in the Letter to the Investment Company Institute from Barry Miller dated July 30, 2010 (the "ICI Letter"), derivatives risk disclosure needs to be tailored to the contemplated use of the derivatives by a fund and specific as to the fund's intent. Please ensure that the derivatives risk disclosure is consistent with the ICI Letter.

Response:	Registrant believes that the current disclosure is consistent with the guidance provided in the ICI Letter.

Comment 11:	Under "Portfolio Managers," please revise the disclosure to state that the portfolio managers are "jointly and primarily" responsible for the day-to-day management of the Fund's portfolio.

Response:	The Registrant has reviewed Instruction 2 to Item 5(b) of Form N-1A and determined that while Form N-1A requires information on each person jointly and primarily responsible for the day-to-day management of a fund, it does not require the phrasing specified in this comment. This disclosure change would be inconsistent with disclosures for other AB mutual funds. The Prospectus will not be revised in response to this comment.
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Additional Information About the Fund's Risks and Investments

Comment 12:	Please revise the caption and the first paragraph of this section to clarify whether disclosure in this section discusses Principal and/or Non-Principal Strategies and Risks. In doing so, if Principal and Non-Principal Strategies and Risks are described, please delineate into two sections with Principal Strategies and/or Risks first. Note IM Guidance Update No. 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure ("IM Guidance Update 2014-08").

Response:	Registrant has reviewed IM Guidance Update 2014-08. The Fund's principal strategies and risks are identified in the Fund Summary. General Instruction C.3(a) to Form N-1A states that "Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus." This instruction permits the Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.

Comment 13:	Risk disclosures in the Fund Summary such as below-investment grade securities risk, emerging market risk and foreign (non-U.S.) risk should be included in a fuller discussion in the back part of the prospectus. Disclosure that appears in the Fund Summary should also appear later.

Response:	The Fund's principal strategies and risks are identified in the Fund Summary. Registrant notes that disclosures for below-investment grade securities risk, emerging market risk and foreign (non-U.S.) risk appear under "Principal Risks" in the Fund Summary and under "Additional Risk and Other Considerations." The Prospectus will not be revised in response to this comment.

Comment 14:	Disclosures such as "Foreign (Non-U.S.) Securities," "Investment in Below Investment Grade Fixed-Income Securities" and "Sovereign Debt Obligations" appear under "Additional Risk and Other Considerations" yet are disclosed in the Fund Summary as Principal Strategies. The disclosures under this section should be reviewed and moved accordingly.

Response:	As noted in the response to Comment 12, General Instruction C.3(a) to Form N-1A permits the Fund to include and expand on information discussed in response to Item 4. The Registrant believes that the current location of this additional disclosure, which expands upon the Registrant's disclosures under Item 4, is appropriate. The Prospectus will not be revised in response to this comment.
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Investing in the Fund

Comment 15:	Under "Investing in the Fund – How to Buy Shares – Other Purchase Information," disclosure states that "[t]he Fund may, at its sole option, accept securities as payment for shares if the Adviser believes that the securities are appropriate investments for the Fund." Clarify that this alternative is only applicable with respect to institutional clients.

Response:	This payment option is not limited to institutional clients and would be available to all eligible investors. The Prospectus will not be revised in response to this comment.

Comment 16:	Under "How to Sell Shares," please confirm that the disclosures relating to shareholder redemption requests that are required by Item 11(c)(7) and Item 11(c)(8) of Form N-1A are included.

Response:	Registrant has reviewed Item 11(c)(7) and Item 11(c)(8) and confirms that appropriate disclosures are included in the Prospectus.

Comment 17:	The section "How to Sell Shares" discusses in-kind redemptions. Please consider clarifying the disclosure to indicate whether in-kind redemptions will be pro rata slices of Fund assets, individual securities or representative baskets (see Inv. Co. Act Rel. No. 323115, October 11, 2016 at 294).

Response:	Registrant believes that the current disclosure regarding in-kind redemptions is consistent with Item 11(c)(8) of Form N-1A.

Management of the Fund

Comment 18:	Under "Management of the Fund – Transfer Agency Services," provide additional details if Fund shares are held through intermediaries and the intermediaries perform these functions.

Response:	The Prospectus will be revised in response to this comment.

Comment 19:	Appendix A to the Prospectus and Appendix A to the Statement of Additional Information ("SAI") both relate to bond ratings. Confirm that use of both appendices is appropriate.

Response:	Registrant confirms that inclusion of appendices with information on bond ratings in both the Prospectus and SAI is appropriate. Registrant believes that the inclusion of information on bond ratings in the Prospectus is important and that the provision of additional information on bond ratings in a more detailed appendix to the SAI is appropriate.

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Statement of Additional Information

Comment 20:	Provide additional disclosure in the "Investment Restrictions" section relating to the 1940 Act and applicable laws that describes the limitations on Fund investments; in particular, describe the current 1940 Act limitations referenced in the fundamental investment policies.

Response:	Registrant believes that the disclosure appropriately reflects the Fund's fundamental and non-fundamental investment policies as approved by its Board of Trustees. The SAI will not be revised in response to this comment.

Comment 21:	The additional directorships of Trustees cited in the text after the Trustees table under "Management of the Fund – Board of Trustees Information" should be included in the Trustees table.

Response:	These directorships are not required to be included under "Other Directorships Held by Director" in the table per Instruction 4 to Item 17(a)(1). The SAI will not be revised in response to this comment.

Comment 22:	In the fourth paragraph under "Management of the Fund – Board of Trustees Information – Experience, Skills, Attributes, and Qualifications of the Fund's Directors," consider dividing the disclosure on director experience into separate paragraphs, in light of "plain English" requirements.

Response:	Registrant believes that the disclosure is "clear, concise and understandable" and consistent with the plain English directive. The SAI will not be revised in response to this comment.

Comment 23:	Confirm that all missing data will be properly completed or updated as required in accordance with Form N-1A.

Response:	Registrant confirms that it will file a completed SAI under Rule 497 prior to the commencement of Fund operations.

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Comment 24:	Under "Management of the Fund – Additional Information About the Fund's Portfolio Manager(s)," please revise the disclosure to state that the portfolio managers are "jointly and primarily" responsible for the day-to-day management of the Fund's portfolio.

Response:	The Registrant has reviewed Instruction 2 to Item 20(a) of Form N-1A and determined that while Form N-1A requires information on each person jointly and primarily responsible for the day-to-day management of a fund, it does not require the phrasing specified in this comment. The SAI will not be revised in response to this comment.

Comment 25:	Under "Management of the Fund – Additional Information About the Fund's Portfolio Manager(s)," the Staff notes that other AB Funds often provide disclosure of the dollar amount invested by employees of the Adviser in shares of all AB Mutual Funds.

Response:	Registrant notes that the Fund is a newly-established series of the Registrant and as such the Fund has not conducted an offering of its securities publicly or commenced operations, and therefore the referenced information is not applicable to the Fund at this time.

Comment 26:	Under "General Information – Principal and Controlling Holders," define principal holder.

Response:	Registrant believes that the information reflected in the table that immediately follows this heading is sufficient to identify the purposes of the heading. The SAI will not be revised in response to this comment.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:        Emilie D. Wrapp, Esq.

Stephen J. Laffey, Esq.

Paul M. Miller, Esq.